
    As filed with the Securities and Exchange Commission on December 15, 1998
                                                      Registration No. 333-67699

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-4


                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                           UNION PLANTERS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

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
               TENNESSEE                                 6712                                62-0859007
    (State or Other Jurisdiction of          (Primary Standard Industrial       (I.R.S. Employer Identification No.)
    Incorporation or Organization)           Classification Code Number)

                           7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6000
   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            E. JAMES HOUSE, JR., ESQ.
                SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT OF
                           UNION PLANTERS CORPORATION
                           7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6495
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 WITH COPIES TO:

    LAWRENCE B. MANDALA, ESQ.                    VIRGINIA B. WILSON, ESQ.
        Arter & Hadden LLP                        Wyatt, Tarrant & Combs
         1717 Main Street                           6075 Poplar Avenue
            Suite 4100                                  Suite 650
     Dallas, Texas 75201-4605                    Memphis, Tennessee 38119
          (214) 761-2100                              (901) 537-2164
                           --------------------------
 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:

 As soon as practicable after this Registration Statement becomes effective and after conditions described in the Agreement and Plan of Merger have been satisfied.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General
                  Instruction G, check the following box. / /


If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the
     Securities Act registration statement number of the earlier effective registration statement for the same offering. /X/ Registration No. 333-67699


 If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                         CALCULATION OF REGISTRATION FEE

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
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       TITLE OF EACH CLASS OF             AMOUNT TO BE            PROPOSED             PROPOSED MAXIMUM           AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED(1)       MAXIMUM OFFERING        AGGREGATE OFFERING         REGISTRATION
                                                              PRICE PER SHARE(2)           PRICE(2)                  FEE
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
Common Stock, $5.00 par                   46,650 shares            $18.00                 $ 8,263,234               $233.44
value per share (and associated          (with Preferred
Preferred Share Rights)                   Share Rights)
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(1)  This Registration Statement covers the maximum number of shares of common stock of the Registrant which is expected to be issued in connection with the merger described herein.

(2) Estimated solely for the purpose of calculating the Registration Fee and based, pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, on the book value per share of the Common Stock of LaPlace Bancshares, Inc. as of the latest practicable date prior to the filing of this Registration Statement.